SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information

Tele Celular Sul Participações S.A.

Three-months period ended June 30, 2004
With Special Review Report of the Independent Auditors

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.	Corporate Legislation June 30, 2004

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED..

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TELE CELULAR SUL PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Rua Comendador Araújo, 299			2 – SUBURB OR DISTRICT Centro
3 – POSTAL CODE 80420-000		4 – MUNICIPALITY Curitiba		5 – STATE PR
6 – AREA CODE 41	7 – TELEPHONE 312-6893	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 41	12 – FAX 312-6520	13 – FAX -	14 – FAX -	-
15 - E-MAIL rcoradin@timsul.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Rua Comendador Araújo, 299			3 – SUBURB OR DISTRICT Centro
4 – POSTAL CODE 80420-000		5 – MUNICIPALITY Curitiba		6 – STATE PR
7 – AREA CODE 41	8 – TELEPHONE 312-6702	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX -
12 - AREA CODE 41	13 – FAX 312-6222	14 – FAX -	15 – FAX -	-
16 - E-MAIL pcozza@timsul.com.br

01.04 - General INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2004	12.31.2004	2	04.01.2004	06.30.2004	1	01.01.2004	03.31.2004
9 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S.						10 - CVM CODE 00471-5
11 PARTNER RESPONSIBLE Marcos Antonio Quintanilha						12 INDIVIDUAL TAXPAYERS REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 006.840.298-80

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 06.30.2004	Prior quarter 03.31.2004	Same quarter in prior year 06.30.2003
Paid-up capital
1 – Common	137,198,693	134,452,841	134,452,842
2 – Preferred	226,559,929	222,025,630	222,025,630
3 – Total	363,758,622	356,478,471	356,478,472
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 1990100 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	4/23/2004	Interest on shareholders’ equity	6/22/2004	ON	0.0000336626
02	AGO	4/23/2004	Interest on shareholders’ equity	6/22/2004	PN	0.0000336626
03	AGO	4/23/2004	Dividends	6/22/2004	ON	0.0000761499
04	AGO	4/23/2004	Dividends	6/22/2004	PN	0.0000761499
05	AGO	4/23/2004	Interest on shareholders’ equity	6/22/2004	ON	0.0336626219
06	AGO	4/23/2004	Interest on shareholders’ equity	6/22/2004	PN	0.0336626219

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)
1	05.06.2004	456,266	87,102	Capital reserve	7,280,151	4,1290

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 06.30.2004	2 – SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 – Code	2 – Description	3 – 06.30.2004	4 – 03.31.2004
1	Total assets	990,453	1,004,876
1.01	Current assets	4,815	37,987
1.01.01	Cash and cash equivalents	396	3,231
1.01.01.01	Banks	136	122
1.01.01.02	Marketable securities	260	3,109
1.01.02	Receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Others	4,419	34,756
1.01.04.01	Recoverable taxes	73	533
1.01.04.02	Deferred taxes	3,607	3,572
1.01.04.03	Dividends	0	18,704
1.01.04.04	Interest on shareholders’ equity	0	11,405
1.01.04.05	Other current assets	739	542
1.02	Long-term assets	1,649	1,444
1.02.01	Other Receivables	1,639	1,444
1.02.01.01	Deferred taxes	1,639	1,444
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other long-term assets	10	0
1.02.03.01	Judicial deposits	10	0
1.03	Permanent assets	983,989	965,445
1.03.01	Investments	983,932	965,384
1.03.01.01	In associated companies	0	0
1.03.01.02	In Subsidiaries	983,932	965,384
1.03.01.03	Others	0	0
1.03.02	Property, plant and equipment	57	61
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 – Code	2 – Description	3 – 6.30.2004	4 - 3.31.2004
2	Total liabilities and shareholders' equity	990,453	1,004,876
2.01	Current liabilities	8,181	41,218
2.01.01	Debt – current portion	0	0
2.01.02	Debentures – current portion	0	0
2.01.03	Suppliers	2,089	51
2.01.04	Taxes, charges and contributions	65	3
2.01.05	Dividends payable	3,847	40,373
2.01.05.01	Dividends	1,712	28,301
2.01.05.02	Interest on shareholders’ equity	2,135	12,072
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related companies	1,523	260
2.01.08	Others	657	531
2.01.08.01	Salaries, social charges and benefits	637	511
2.01.08.02	Others	20	20
2.02	Long-term liabilities	4,820	4,249
2.02.01	Debt – long-term portion	0	0
2.02.02	Debentures – long-term portion	0	0
2.02.03	Provisions	4,820	4,249
2.02.03.01	Provision for pension plan	3,733	3,733
2.02.03.02	Provision for contingencies	1,087	516
2.02.04	Accounts payable to related companies	0	0
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	977,452	959,409
2.05.01	Paid-up capital	456,266	369,163
2.05.02	Capital reserves	121,463	148,565
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	349,257	409,258
2.05.04.01	Legal	29,835	29,835
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	319,422	379,423
2.05.05	Retained earnings/accumulated deficit	50,466	32,423

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 04.01.2004 to 6.30.2004	4 - 01.01.2004 to 6.30.2004	5 - 04.01.2003 to 6.30.2003	6 - 01.01.2003 to 6.30.2003
3.01	Gross revenue from goods sold and services rendered	0	0	0	0
3.02	Deductions to gross revenue	0	0	0	0
3.03	Net revenue from goods sold and services rendered	0	0	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	18,841	51,173	26,102	57,297
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(279)	(364)	(2,027)	(4,256)
3.06.03	Financial, net	(43)	185	626	1,361
3.06.03.01	Financial income	233	683	1,059	1,988
3.06.03.02	Financial expenses	(276)	(498)	(433)	(627)
3.06.04	Other operating income	631	966	1,028	1,235
3.06.05	Other operating expenses	(1,468)	(2,606)	(1,238)	(2,161)
3.06.06	Equity interest in income of subsidiaries and associated companies	20,000	52,992	27,713	61,118
3.07	Operating profit (loss)	18,841	51,173	26,102	57,297
3.08	Non-operating results	(1,055)	(1,055)	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(1,055)	(1,055)	0	0
3.09	Income (loss) before taxes and participation	17,786	50,118	26,102	57,297
3.10	Provision for income tax and social contribution	10	52	(3,723)	(6,616)
3.11	Deferred income tax	247	296	(813)	(450)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest over shareholders’ capital	0	0	0	0
3.15	Net income (loss) for the period	18,043	50,466	21,566	50,231
	Number of shares (thousand), excluding treasury stock	363,758,622	363,758,622	356,478,472	356,478,472
	Net income per share	0.00005	0.00014	0.00006	0.00014
	Net loss per share	0	0	0	0

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

(a) History

Tele Celular Sul Participações S.A. was formed in accordance with article 189 of Law 9,472/97 – General Telecommunications Law and based on Decree 2,546/98, as a result of the split-up of Telecomunicações Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicações Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Tim Brasil Serviços e Participações S.A. (previously Bitel Participações S.A.) which has a shareholding of 53% of the voting capital and 23.6% of the total capital.

The Company has the controlled ownership of TIM Sul S.A. (former Telepar Celular S.A.) that is a provider of mobile telephony services in the states of Paraná (except for Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul. The concessions will expire on September 3, 2007, September 30, 2008 and April 14, 2009, respectively. The concessions may be subsequently renewed for an additional period of 15 years by the granting authority, in an onerous basis.

(b) Corporate reorganization

Tele Celular Sul Participações S.A. (“TCS”) and Tele Nordeste Celular Participações S.A. (“TNC”), subsidiaries of TIM Brasil Serviços e Participações, issued significant information (Fato Relevante), stating that their Board Meeting authorized the Merger Agreement, through which TNC will merge into and with TCS. TNC provides mobile telephony services in the states of Pernambuco, Paraíba, Ceará, Rio Grande do Norte, Piauí e Alagoas.

TCS and TND believe that the merger will enable them to integrate the operations of the companies, which are under common control of TIM Brasil Serviços e Participações S.A., to take advantage of commercial and financial synergies. Such merger should also aggregate market liquidity, turning the Company more attractive to the shareholders.

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

2. Basis of Presentation of the Quarterly Financial Information

(a) Disclosure and issuance criteria

The parent company and consolidated quarterly financial information were prepared in accordance with the accounting principles adopted in Brazil, and the rules applicable to concessionaires of telecommunications public services.

Tele Celular Sul Participações S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais in Portuguese and in English.

(b) Consolidated Quarterly Financial Information

The consolidated quarterly financial information includes consolidated assets, liabilities and result of operations of the Company and its subsidiary.

The description of main consolidation procedures is as follows:

I. Elimination of assets and liabilities balances between the controlled consolidated subsidiary;
II. Elimination of investments, reserves and retained earnings of the subsidiary;
III. Elimination of revenues and expenses generated by transactions between the companies;
IV. Disclosure of the minority interest participation in the consolidated quarterly information.

3. Summary of Significant Accounting Principles

The significant accounting practices adopted in the preparation of the quarterly information of the Company and its subsidiary are consistent with those in the preceding periods:

(a) Marketable securities

Marketable securities represent transitory investments and are recorded at cost, in the short and long term assets, plus interest incurred up to the quarterly information date.

(b) Trade accounts receivable

It represents (i) services and products billed to customers, (ii) services rendered to customers up to the balance sheet date and not yet billed and (iii) amounts from the usage of the telecommunication network by subscribers of other telecommunications companies.

The allowance for doubtful accounts is recorded based on a periodic review by management which takes into consideration the customer base profile, the aging of overdue accounts. Management believes the provision amount is sufficient to cover estimated losses of the receivables.

(c) Inventories

Inventories primarily include cellular handset equipment which are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(d) Investments

It represents the permanent investments in subsidiary company, which is recorded based on the equity method and the goodwill of the additional shares acquired from TIM Sul S.A. and has been amortized for 10 years The accounting practices adopted by the subsidiary and affiliated company are consistent to the ones adopted by the Company.

Other investments are recorded at cost, net of provisions for realization value adjustment, when applicable.

(e) Property, plat and equipment

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f) Deferred charges

It represents expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g) Income tax and social contribution

These are calculated and recorded based on the effective tax rates prevailing on the date of the Quarterly Information. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

(h) Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i) Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(j) Provision for compensated absences

Vacations and other employee benefits are recorded as the employees earn them.

(k) Pass to other carriers

It represents amounts billed by the subsidiary TIM Sul S.A. to be transferred to other mobile telephone providers due to the use of long distance selection code of such providers, by TIM Sul S.A. customers.

(l) Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), normal and long distance utilization by the clients, roaming charges and the use of network by other carriers. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(m) Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(n) Pension plan

The Company records the expenses related to its new pension plan, which is a defined contribution plan, TIMPREV (see note 19), as incurred. Additionally, the costs related to the defined benefit pension plan to the participants that did not migrated to the new plan, have been recognized based on the actuarial calculation performed as of December 31, 2003 and projected to June 30, 2004 and revealed an actuarial asset. Such asset was not recognized due to the unfeasibility of reimbursement of such earnings and considering that the contributions will not be reduced to the Company in the future

(o) Employees’ bonus performance premium

As the operating targets are met, the Company records a provision for employees bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “costs of services rendered and product sold”, “selling expenses” and “general and administrative expenses”.

(p) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiary.

(q) Use of estimates

The preparation of the quarterly information in accordance with accounting principles adopted in Brazil requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(r) Net income per share

These amounts are calculated based on the number of outstanding shares at the date of the quarterly information.

4. Marketable securities

	Parent Company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Banco do Brasil S.A.	260	3,087	379,562	409,040
Banco Votorantim		-	8,145
Citibank			542	136
Bank Boston S.A.		22	-	5,462

	260	3,109	388,249	414,638

Short term	260	3,109	380,104	414,638
Long term	-	-	8,145	-

These are financial investments in Federal Government securities and banking deposits certificates (CDB), with due date from 2004 up to 2008, with average interest of 108% of the Interbank Deposit Certificate (CDI) rate. The CDI variation was 7.57% in the period.

The marketable securities can be redeemed at any time, without losses in the recognized profitability.

5. Accounts receivable

	Consolidated

	06/2004	03/2004

Services billed	57,086	52,790
Unbilled services	49,162	51,643
Network usage	98,794	88,045
Sales of handsets	95,693	76,790

	300,735	269,268

Allowance for doubtful account
Services billed	(10,103)	(9,343)
Sales of handsets	(257)	(605)
Network usage	(26,000)	(17,500)

	(36,360)	(27,448)

Total	264,375	241,820

The changes in the allowance for doubtful accounts were as following:

	06/2004	03/2004

Beginning balance	(27,448)	(18,456)
Provision debited as selling expenses	(8,912)	(8,992)

Ending balance	(36,360)	(27,448)

6. Inventories

	Consolidated

	06/2004	03/2004

New handsets, accessories, cards and kits	24,943	19,903
Used handsets	1,059	1,694
Provision for realization value adjustment	(1,017)	(1,381)

	24,985	20,216

7. Recoverable Taxes – current and long term

	Parent Company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Recoverable taxes
Income tax
Prepayments	20	-	305	180
Withholding tax on financial investments	44	149	2,117	7,335
Withholding tax on interest over interest on shareholders’ capital	-	384	-	384
Social Contribution
Prepayments	9	-	123	77
VAT State (ICMS)	-	-	18,588	13,181
PIS/Cofins	-	-	8,975	2,617

	73	533	30,108	23,774

Current	73	533	18,309	15,823
Non-current	-	-	11,799	7,951

8. Deferred Taxes – current and long term

	Parent Company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Deferred taxes
Loss carryfowards	3,531	3,548	44,101	47,158
Timing differences
Allowance for doubtful accounts	-	-	12,503	9,492
Amortization related to goodwill paid on privatization	-	-	4,504	4,504
Provision for contingencies	369	175	4,912	4,506
Employees bonus performance premium	76	23	848	458
Provision for pension plan	1,270	1,270	1,270	1,270
Provision for reduction to market value of inventories		-	346	469
Depreciation of lended handsets		-	5,831	5,228
Others		-	945	1,053
Tax benefit related to goodwill paid on privatization		-	103,184	109,501

Total	5,246	5,016	178,444	183,639

Current	3,607	3,572	60,403	57,250
Noncurrent	1,639	1,444	118,041	126,389

On June 30, 2004, the Company and its subsidiary had consolidated operating loss carry-forwards totaling R$129,678 and R$129,943 for income tax and social contribution purposes, respectively (R$138,600 and R$138,863 as of March 31, 2004). The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in given year.

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to TIM Sul S.A., Telesc Celular S.A. and CTMR Celular S.A., being that the last two companies were merged into TIM Sul S.A. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as “Other operating expenses”.

As of June 30, 2004, R$12,635 (R$12,653 at June 30, 2003) related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalization (see note 20-b).

Based on projections made by the Company, the deferred tax assets (long term) substantially comprised by tax credits related to losses carry-forward and goodwill paid in the privatization, will be realized as follows:

	06/2004

	Parent	Consolidated

2005	1,639	34,151
2006	-	43,668
2007	-	25,403
2008	-	14,819

	1,639	118,041

9. Related parties transactions

a) Parent company

TIM Sul S.A.

Assets

Dividends and interest on shareholders’ equity
03/2004	30,109

Liabilities

Intercompany Loans – non current
06/2004	1,523
03/2004	260

Other information

Financial revenues
06/2004	433
06/2003	41

Financial expenses
06/2004	(83)
06/2003	(285)

Administrative services distributed
06/2004	6,912
06/2003	22,857

The Company operates in an integrated way with its subsidiary, TIM Sul S.A. and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the Company’s income statements, such amounts are allocated in different expenses and costs accounts.

9. Related parties transactions - continued

b) Consolidated

	Related parties

	Tele Nordeste Partic. S.A.	Maxitel Celular S.A.	TIM Celular S.A.	TIM Brasil S.A.	Blah! S.A. Serviços e Comércio	Total

Assets

Other credits
06/2004	154	1,329	218	18		1,719
03/2004	18	24	244	275		561

Liabilities

Suppliers
06/2004	374		9,641		3,231	13,246
03/2004	44	65	6,892	-	6,362	13,363

Other information

Other revenues
06/2004	268	135				403
06/2003	291	256				547

Cost of services and selling expenses
06/2004	(409)	(504)	-	-		(913)
06/2003	(344)	(373)	-			(717)

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10. Judicial deposit (consolidated)

	Consolidated

	06/2004	03/2004

Convênio ICMS 69/98	11,653	11,555
Others	5,923	3,479

	17,576	15,034

The judicial deposits of R$11,653 (R$11,555 as of March 31, 2004), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this amount.

The remaining judicial deposit refers to civil and fiscal laws.

11. Investments

	Parent company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Investments
Subsidiary	973,272	954,328	-	-
Other	10,660	11,056	10,680	11,075

	983,932	965,384	10,680	11,075

11. Investments -- continued

Information of investments in the subsidiary TIM Sul S.A.

	06/2004	03/2004

Participation in the number of shares (in thousands)
Common	6,239,890	6,088,748
Preferred	6,290,000	6,104,514

Interest in the capital	81.73%	81,32%
Shareholders’ equity	1,163,687	1,139,421
Goodwill reserve (see note 20.b)	121,463	148,565
Net income of the period	64,839	40,572
Equity investment in subsidiary	52,992	32,992
Investment balance	973,272	954,328

12. Property, Plant and Equipment - Consolidated

		06/2004		03/2004

	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net

Automatic commutation equipment (switches)	14.29	297,556	(155,956)	141,600	126,530
Automatic transmission equipment	14.29	926,249	(622,366)	303,883	293,386
Handsets lent to customers	50.00	31,399	(24,604)	6,795	6,436
Network infrastructure	33.33	187,589	(85,485)	102,104	99,423
Software and hardware	20.00	47,170	(29,706)	17,464	18,834
Others	10.00	12,205	(6,956)	5,249	4,311
Intangible assets	20.00	61,858	(23,930)	37,928	39,775
Use license	20.00	17,557	(3,778)	13,779	14,724

Property, plant and equipment		1,581,583	(952,781)	628,802	603,419
Construction in progress		59,931	-	59,931	66,339

TOTAL		1,641,514	(952,781)	688,733	669,758

(a) Interest capitalization

On June 30, 2004, it was capitalized in Property, Plant and Equipment an amount of R$2,673 (R$1,201 as of March 31, 2004) related to financing of debt transactions contracted to finance certain assets in construction.

(b) Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. During the period of six months period ended on June 30, 2004 and 2003 the consolidated lease expenses under those agreements were R$4,938 and R$3,727, respectively.

(c) Recoverability of property, plant and equipment

The Company and its subsidiary TIM Sul S.A. plan started the implementation and the operation of the GSM technology in its service network during the third quarter of 2003. Taking in consideration that the subsidiary will keep both technologies in operation, none adjustment to the Company’s fixed assets was considered necessary as a result of the introduction of the new GSM technology, due to an eventual non-recoverability of the assets associated with the services provided by TDMA technology.

(d) Usage license

At July 2003 the Company acquired the grant of Radiofrequence blocks of use authorizations of the Grant General Plan sections – PGO, associated at the service authorization of the SMP – Personal Movel Service.

The authorization is valid during the period of the render service of the SMP – Personal Movel Service, as described at the note “1-a”, and has been amortized in this period.

As allowed, the Company opted for paying the amount in a single installment, twelve month after the signature of the agreement. The balance is subject to interest of 1% per month and was accounted under the “Usage license” in current liabilities.

13. Deferred charges (consolidated)

	06/2004	03/2004

Software development costs	91,703	91,703
Accumulated amortization of software development costs	(65,993)	(61,463)

	25,710	30,240

14. Accounts payable

	Parent Company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Suppliers	2,089	51	204,696	163,860
Network usage service	-	-	13,727	15,924

	2,089	51	218,423	179,784

15. Debt – Consolidated

	06/2004	03/2004

Foreign currency - United States dollars
Supplier - Subject to exchange variation and interest of 7.3% p.a. These transactions were swapped to CDI.	889	1,777

Eximbank – refers to a direct financing with the Export and Import Bank of the United States (EXIMBANK), subject to exchange variation and interest of 7.03% p.a. This transaction was swapped to CDI.	11,586	11,180

	12,475	12,957
Local currency

BNDES – Banco Nacional de Desenvolvimento Econômico e Social. The financing is comprised by 68% subjected to the TJLP rate (9.75% p.a as of June 30, 2004) plus spread of 4% p.a. The remaining 32% is subject to exchange variation of “UMBNDES” plus the BNDES’ international average rate (6.60% p.a. as of June 30, 2004), plus spread of 4% p.a. This financing was swapped to CDI.	49,790	54,192

	49,790	54,192

Total debt	62,265	67,149

Current	31,983	32,003
Non current	30,282	35,146

Maturity dates of non current portion
		06/2004

2005		10,156
2006		19,605
2007		521

		30,282

15. Debt – Consolidated - continued

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company and its subsidiary was in compliance with all the restrictive clauses at June 30, 2004.

The Company guarantees all the debt of its subsidiaries.

16. Salaries and related charges

	Parent Company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Salaries	60	102	1,866	1,713
Social charges	116	115	2,793	2,422
Labor provisions	417	254	7,551	5,287
Other	44	40	514	523

	637	511	12,724	9,945

17. Taxes and contributions payable – current and non-current

	Parent Company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Income tax		-	-	2,459
Social contribution tax		-	-	1,323
ICMS		-	104,059	110,573
PIS	11	-	768	805
COFINS	51	-	3,547	3,713
Fistel Fee		-	2,271	1,597
FUST		-	599	508
FUNTTEL		-	299	254
Other	3	3	7	31

	65	3	111,550	121,263

Current	65	3	69,060	71,136
Non current	-	-	42,490	50,127

Maturity dates of non current portion
				06/2004

2005				16,178
2006				21,845
2007				4,467

				42,490

The subsidiary TIM Sul S.A., entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective generating event. This benefit was granted by the State of Paranáthrough the “Programa Paraná Mais Emprego” (Paraná Program for More Employment).

18. Contingencies provision

The Company and its subsidiaries are a party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on their legal advisors. For the lawsuits estimated by the lawyers as favorable to the Company, none provision was recorded, including the “Convênio ICMS 69/98”lawsuit, as described in the note 10.

The provision for contingencies are composed as follows:

	Parent Company		Consolidated

	06/2004	03/2004	06/2004	03/2004

Civil	327	332	8,209	8,118
Fiscal	-	-	3,529	2,529
Labor	760	184	2,888	2,605

	1,087	516	14,446	13,252

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes and moral damages indemnity and other civil damages.

Fiscal claims

In December 2003, TIM Sul S.A. received assessments from the state of Santa Catarina tax authorities with respect to ICMS (VAT State), totaling R$25,479. The Company is currently in discussions with the tax authorities. The assessments primarily relate to disputes as to the applicability of ICMS taxes over certain services provided by the Company. Based on the opinion of internal and external legal counsel the management concluded that the probable losses to be incurred will be R$3,500, which was accrued.

Labor claims

The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

19. Pension Plan

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

The majority or 90% of the participants of the prior plans migrated to the new plan up to January 29, 2003, which was dead line for the migration to the new plan.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

  Regular retirement pension

  Anticipated retirement pension

  Disability pension

  Deferred proportional benefit

  Death pension

19. Pension Plan -- continued

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from the Telebrás system continue to exist and are summarized below:

PBS: Sistel pension plan, which has the characteristic of a defined benefit plan and includes the active employees that were part of the plans sponsored by the companies comprised by Telebrás system;

PBS Assistidos: multi-employer pension plan for inactive employees;

Convênio de Administração: agreement for management of pension payments to retirees and those receiving pensions of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.).

PAMEC: supplementary medical plan for employees and to the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.)

PBT: defined benefit pension plan for the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.).

PAMA: shared-cost medical plan for retired employees and their dependents.

The Company also sponsor, as successor in the partial spin-off of Telecomunicações do Paraná S.A., the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

20. Net equity - Company

(a) Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

On May 6, 2004, the Shareholders’ Meeting approved a capital increase of R$27,102, through the issuing of 2,745,851,522 common shares and 4,534,299,224 preferred shares with no par value on behalf of TIM Brasil Serviços e Participações S.A. (prior Bitel Participações S.A.). This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participações S.A. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The subscription price per 1,000 shares was R$3.0520 for the common shares and R$4,1290 for the preferred shares.

At the same Sharehoders’ Meeting, the shareholders approved another capital increase. As permitted by Brazilian Corporate Law, the capital increase was accomplished by transferring amounts from retained earnings, income reserve totaling R$60,000. No capital shares were issued.

At June 30, 2004, capital was represented by the following shares with out nominal value:

	Common	Preferred	Total

Quantity (in million of shares)	137,198,693	226,559,929	363,758,622
Amount (R$)	172,090	284,176	456,266

On June 30, 2004 the Company’s common and preferred shares were quoted at Bovespa - São Paulo Stock Exchange at R$3.21 and R$3.98, respectively, in thousand of shares.

(b) Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring implemented in 2000 (see note 8). A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) Dividends

The dividends have been calculated in accordance with the Company’s by Laws and with Brazilian Corporate Law.

According to the Company’s by Laws, the Company should distributes as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income. The preferred shares are also entitled to preferential, noncumulative dividends calculated as the greater of (i) 6% of their nominal capital value or (ii) 3% of net equity per share as per the latest approved balance sheet. Further, the preferred shares are entitled to priority over the common shares in the case of liquidation.

(e) Income reserve for expansion

This reserve is constitute as determined by Instruction CVM 59/86 to be used in the expansion of the Company’s networking.

20. Net equity – Company -- continued

(f) Stock option plan

At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;
ii) to make available to key employees certain compensatory arrangements based on market value increase; and
iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Directors may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May, 2001. The total shares granted to this plan are 4,073,000.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

Up to June 30, 2004, none option granted to the Company’s key employees was exercised. At June 30, 2004, the closing price per 1,000 preferred shares was set as R$3.98 (R$4.28 at March 31, 2004) at the São Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the granted date. When the exercise of the options by the employees occurs, the Board of Directors should approve the respective capital increase. Such increase will only be recognized when the capital had been paid-in.

21. Statement of Changes in Shareholders’ Equity for the Period

Balance at December 31, 2003 Net income for the period	926,986 50,466
Balance at June 30, 2004	977,452
Net equity book value per thousand of shares (in Reais)	2.69

22. Net Operating Revenue

	Consolidated

	06/2004	06/2003

Revenues from telecommunication services
Subscriptions	113,742	110,598
Usage	245,603	239,877
Long distance	58,123	-
Use of network	233,966	192,112
Other services	43,941	19,896

	695,375	562,483

Sale of products	188,742	88,697

	884,117	651,180
Gross revenues

Deduction from Gross revenues
Taxes	(166,333)	(126,895)
Discounts	(60,013)	(17,925)
Other	(11)	(46)

	(226,357)	(144,866)

	657,760	506,314

23. Cost of Services Rendered and Goods Sold

	Consolidated

	06/2004	06/2003

Salaries and social contribution charges	(4,923)	(4,782)
Third-party services	(17,520)	(12,921)
Interconnection	(72,118)	(78,324)
Depreciation and amortization	(88,742)	(83,759)
Cost of goods sold	(176,066)	(85,597)
Other	(3,361)	(2,281)

	(362,730)	(267,664)

24. Selling Expenses

	Consolidated

	06/2004	06/2003

Salaries and social contribution charges	(15,160)	(11,454)
Third-party services	(84,693)	(54,372)
Allowance for doubtful accounts and provision for losses	(17,904)	(3,423)
Loss with accounts receivable	(12,046)	(7,096)
Fistel	(23,346)	(13,835)
Depreciation and amortization	(5,197)	(7,064)
Other	(4,591)	(1,431)

	(162,937)	(98,675)

25. General and Administrative Expenses

	Parent Company		Consolidated

	06/2004	06/2003	06/2004	06/2003

Salaries and social contribution charges	(86)	(3,004)	(8,384)	(11,991)
Third-party services	(211)	(1,057)	(26,601)	(23,511)
Depreciation and amortization	(8)	(8)	(16,333)	(12,621)
Other	(59)	(187)	(2,763)	(3,057)

	(364)	(4,256)	(54,081)	(51,180)

During the three-months period ended June 30, 2004, the Company and subsidiary paid R$1,105 (R$1,245 at June 30, 2003) to management members.

26. Other Operating Income

	Parent Company		Consolidated

	06/2004	06/2003	06/2004	06/2003

Fine over telecommunication services	-	-	2,261	1,767
Received bonus	-	-	4,965	149
Prescriptive dividends	619	787	1,015	1,317
Others	347	448	2,875	2,530

	966	1,235	11,116	5,763

27. Other Operating Expenses

	Parent Company		Consolidated

	06/2004	06/2003	06/2004	06/2003

Expenses
Amortization of goodwill	-	-	(12,635)	(12,653)
Provision for contingencies	(835)	-	(2,583)	(953)
Other expenses	(1,771)	(2,161)	(4,079)	(10,966)

	(2,606)	(2,161)	(19,297)	(24,572)

28. Income Tax and Social Contribution

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

The current and deferred income tax and social contribution are comprised as follows:

	Parent Company		Consolidated

	06/2004	06/2003	06/2004	06/2003

Current income tax	38	(4,849)	(20,130)	(8,516)
Current social contribution	14	(1,767)	(7,368)	(3,114)
Deferred income tax	217	(331)	5,422	(3,976)
Deferred social contribution	79	(119)	1,952	(1,434)

	348	(7,066)	(20,124)	(17,040)

28. Income Tax and Social Contribution -- continued

Reconciliation of the taxes recorded in the income statement is as follows:

	Parent Company		Consolidated

	06/2004	06/2003	06/2004	06/2003

Income tax
Income before taxes	50,118	57,297	82,436	82,020
Interest on shareholders’ equity received		23,989	-	-
Interest on shareholders’ equity paid	-	-	-	(5,511)
Equity result	(51,937)	(61,118)	-	3,090

Basis of calculation	(1,819)	20,168	82,436	79,599

Standard rate - 25%	455	(5,042)	(20,609)	(19,900)

Permanent differences
Goodwill amortization	-	(198)	5,929	5,929
Others	(200)	60	(64)	1,480

	(200)	(138)	5,865	7,409

	255	(5,180)	(14,744)	(12,491)

Social contribution
Income before taxes	50,118	57,297	82,436	82,020
Interest on shareholders’ equity received		23,989	-	-
Interest on shareholders’ equity paid	-	-	-	(5,511)
Equity results	(51,937)	(61,118)	-	3,090

Basis of calculation	(1,819)	20,168	82,436	79,599

Standard rate - 9%	164	(1,815)	(7,419)	(7,164)

Permanent differences
Goodwill amortization	-	-	2,135	2,135
Others	(71)	(71)	(96)	480

	(71)	(71)	2,039	2,615

	93	(1,886)	(5,380)	(4,549)

Total income tax and social contribution	348	(7,066)	(20,124)	(17,040)

29. Financial Instruments

The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On June 30, 2004, the Company and its subsidiary invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of June 30, 2004 for transactions with similar characteristics, as below.

	Book Value	Market Value

Long-term loans and financing	62,265	62,302

(a) Loans and financing

Fair values of loans and financing demonstrated above are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks or based on the market quotations for such operations. On June 30, 2004, the total liabilities denominated in United States dollars totaled R$12,475 (R$12,957 at March 31, 2004).

In addition to those financial instruments, the subsidiary Tim Sul S.A. has Swap Contracts between US Dollars and mix of currencies (BNDES) to CDI, in the amount of R$1,276 (R$203 on March 31, 2004), with due dates between 2004 and 2007. On June 30, 2004, the Company had a loss in its Swap agreements in the amount of R$1,003 (R$497 on March 31, 2004), which was recorded as financing expenses and a contra account of loans and financing.

(b) Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

29. Financial Instruments -- continued

(c) Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At June 30, 2004, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

29. Financial Instruments -- continued

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

30. Insurance coverage

As of June 30, 2004, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

The amount insured against robbery of the inventories is of R$10,800.

05.01 - Comments on Company Performance

See “08.01- Comments on the consolidated company performance in the quarter.”

06.01 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 6.30.2004	4 – 3.31.2004
1	Total assets	1,650,689	1,639,295
1.01	Current assets	769,709	778,563
1.01.01	Cash and cash equivalents	384,987	419,412
1.01.01.01	Banks	4,883	4,774
1.01.01.02	Marketable securities	380,104	414,638
1.01.02	Receivables	264,375	241,820
1.01.02.01	Receivables from customers	264,375	241,820
1.01.03	Inventories	24,985	20,216
1.01.04	Other current assets	95,362	97,115
1.01.04.01	Recoverable taxes	18,309	15,823
1.01.04.02	Deferred taxes	60,403	57,250
1.01.04.03	Prepaid expenses	14,361	21,894
1.01.04.04	Advances to suppliers	1,140	1,134
1.01.04.05	Other	1,149	1,014
1.02	Long-term assets	155,857	149,659
1.02.01	Other receivables	129,840	134,340
1.02.01.01	Recoverable taxes	11,799	7,951
1.02.01.02	Deferred taxes	118,041	126,389
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	26,017	15,319
1.02.03.01	Judicial deposits	17,576	15,034
1.02.03.02	Marketable securities	8,145	0
1.02.03.02	Other	296	285
1.03	Permanent assets	725,123	711,073
1.03.01	Investments	10,680	11,075
1.03.01.01	In associated companies	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other	0	0
1.03.02	Property, plant and equipment	688,733	669,758
1.03.03	Deferred charges	25,710	30,240

06.02 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 6.30.2004	4 – 3.31.2004
2	Total liabilities and shareholders' equity	1,650,689	1,639,295
2.01	Current liabilities	391,871	392,535
2.01.01	Debt – current portion	31,983	32,003
2.01.02	Debentures – current portion	0	0
2.01.03	Suppliers	218,423	179,784
2.01.04	Taxes, charges and contributions	69,060	71,136
2.01.05	Dividends payable	5,808	48,760
2.01.05.01	Interest on shareholders’ equity	3,476	16,037
2.01.05.02	Dividends payable	2,332	32,723
2.01.06	Provisions	0	0
2.01.07	Payable to related companies	0	0
2.01.08	Other	66,597	60,852
2.01.08.01	Salaries, charges and social benefits	12,724	9,945
2.01.08.02	Use License	17,633	17,241
2.01.08.03	Pass to other carriers	28,571	24,487
2.01.08.04	Deferred revenue	7,320	8,906
2.01.08.05	Other liabilities	349	273
2.02	Long-term liabilities	90,951	102,258
2.02.01	Debt	30,282	35,146
2.02.02	Debentures	0	0
2.02.03	Provisions	18,179	16,985
2.02.03.01	Provision for pension plan	3,733	3,733
2.02.03.02	Provision for contingencies	14,446	13,252
2.02.04	Payable to related companies	0	0
2.02.05	Other	42,490	50,127
2.02.05.01	Taxes and contributions payable	42,490	50,127
2.03	Deferred income	0	0
2.04	Minority interest	190,415	185,093
2.05	Shareholders' equity	977,452	959,409
2.05.01	Paid-up capital	456,266	369,163
2.05.02	Capital reserves	121,463	148,565
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	349,257	409,258
2.05.04.01	Legal	29,835	29,835
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	319,422	379,423
2.05.05	Retained earnings/accumulated deficit	50,466	32,423

07.01 - Consolidated Statement of Operations

1 – Code	2 – Description	3 – 04.01.2004 to 6.30.2004	4 - 01.01.2004 to 6.30.2004	5 – 04.01.2003 to 6.30.2003	6 - 01.01.2003 to 6.30.2003
3.01	Gross revenue from goods sold and services rendered	462,325	884,117	333,723	651,180
3.02	Deductions to gross revenue	(120,324)	(226,357)	(74,032)	(144,866)
3.03	Net revenue from goods sold and services rendered	342,001	657,760	259,691	506,314
3.04	Cost of goods sold and services rendered	(199,582)	(362,730)	(147,838)	(267,664)
3.05	Gross profit	142,419	295,030	111,853	238,650
3.06	Operating expenses/income	(113,719)	(212,003)	(75,713)	(156,780)
3.06.01	Selling	(87,040)	(162,937)	(49,437)	(98,675)
3.06.02	General and administrative	(30,803)	(54,081)	(24,281)	(51,180)
3.06.03	Financial, net	5,571	13,196	9,134	14,974
3.06.03.01	Financial income	17,360	35,316	41,912	74,945
3.06.03.02	Financial expenses	(11,789)	(22,120)	(32,778)	(59,971)
3.06.04	Other operating income	7,914	11,116	3,777	5,763
3.06.05	Other operating expenses	(9,361)	(19,297)	(12,604)	(24,572)
3.06.06	Equity interest in income of subsidiary and associated companies	0	0	(2,302)	(3,090)
3.07	Operating profit (loss)	28,700	83,027	36,140	81,870
3.08	Non-operating results	(614)	(591)	19	150
3.08.01	Income	522	548	19	150
3.08.02	Expenses	(1,136)	(1,139)	0	0
3.09	Income (loss) before taxes and participation	28,086	82,436	36,159	82,020
3.10	Provision for income tax and social contribution	(9,955)	(27,498)	(5,946)	(11,630)
3.11	Deferred income tax	4,178	7,374	(2,029)	(5,410)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.01.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ capital	0	0	0	0
3.14	Minority interest	(4,266)	(11,846)	(6,618)	(14,749)
3.15	Net income (loss) for the period	18,043	50,466	21,566	50,231
	Number of shares (thousand), excluding treasury stock	363,758,622	363,758,622	356,478,472	356,478,472
	Net income per share	0.00005	0.00014	0,00006	0,00014
	Net loss per share

Comments on consolidated performance – second quarter/2004

Market

The Company ended the second quarter of 2004 with 2,417,793 subscribers, being 480,516 pos-paid subscribers and 1,937,477 pre-paid subscribers, which represent a 33.5% increase in the total subscribers in relation to the second quarter of 2003.

The Company achieved the same coverage of TDMA technology with the GSM technology, less than one year after the beginning of the implementation of the GSM in August 2003. This fact anticipated in six months the estimated period considered by the Company management. Therefore, the 256 municipalities covered by the TDMA are also covered by the GSM technology, taking its services to 82% of the total population in its concession area and

Additionally, the Company estimates the total penetration in 30% and also estimates that serves approximately 51.4% of the total cellular lines in operation within in its region.

Operating Revenue

R$ thousands
	2nd quarter/2003	2nd quarter/2004	1st. semester/2003	1st semester/2004
Handset sales	60,059	111,669	88,697	188,742
Usage	110,715	125,287	239,877	245,603
Subscription	56,024	56,084	110,598	113,742
Use of network	97,172	117,094	192,112	233,966
Long distance	0	28,611	0	58,123
Other	9,753	23,580	19,896	43,941
Gross revenue	333,723	462,325	651,180	884,117
Taxes and other deductions	(74,032)	(120,324)	(144,866)	(226,357)
Net revenue	259,691	342,001	506,314	657,760

During the second quarter of 2004, the Company’s gross revenue amounted to R$462.3 million, an increase of 38.5% when compared to the second quarter of 2003. The main reasons were: a) the increase in 33.5% in the number of subscribers; b) increase in the handsets sales; c) increase of 159.8% in the value-added services, which includes short messaging services, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services, chats, among others.

At July 6, 2003 the Company introduced the CSP Program – Programa de Código de Seleção de Prestadora, or Telecommunication Service Provider Selection Code, which will allow the subscribers to choose the long distance carriers on a per call basis. The choice of the companies to the cellular phone calls is determined by the SMP – Serviço Móvel Pessoal, or the Permanent Communication Service with which the Company has been operating since December 2002.

Beginning in the third quarter of 2003, due to the new tariff structure implemented to the SMP, the Long Distance Service Revenue has been recorded, which replaced part of the VC1 (calls originated by client into his service record area to people at the same service record area) and VC2 (calls originated by client in one record area to another record area, but inside the same Covered Area) revenues.

Costs and Operating Expenses

R$ thousands
	1st quarter/2003	1st quarter/2004	1st semester/2003	1st semester/2004
Cost of goods sold and services rendered	106,160	154,770	183,905	273,988
Costs of services rendered (1)	50,044	47,270	98,308	97,922
Cost of goods sold	56,116	107,500	85,597	176,066
Selling expenses (1) e (2)	40,830	69,794	81,092	127,790
General and administrative expenses (1)	17,409	22,692	38,559	37,748
TOTAL	164,399	247,256	303,556	439,256
(1) Depreciation and amortization not included
(2) Allowance for doubtful account expenses not included

During the quarter ended June 30, 2004, the costs and operating expenses totaled R$247.2 million, representing an increase of 50.4% in when compared to the second quarter of 2003. The main reason for the increase were: a) related the increase in the number of subscribers (33.5%); b) the increase in volume of handsets sold (390.9 thousand handsets as of June 30, 2004 and 171.3 thousand in the same period of 2003; and c) increase in the selling expenses related to the increase in the commission expenses over sales and FISTEL fee, due to the significant increase in the number of subscribers in the period.

The depreciation and amortization expenses amounted to R$62.3 million, including goodwill amortization, compared with R$58.4 million in the second quarter of 2003.

EBITDA

During the second quarter of 2004, EBITDA, by the international concept (operating result before net financing expenses, excluding depreciation and amortization) was R$85.4 million. The EBITDA margin was 32.4% over net services revenues, which impact was basically related to the increase of selling costs due to the increase in the number of subscribers, and the expenses related to the GSM technology.

R$ thousands
	2nd quarter/2003	2nd quarter/2004	1st semester/2003	1st semester/2004
Net revenues	259,691	342,001	506,314	657,760
Operating income	36,140	28,700	81,870	83,027
Depreciation and amortization	51,682	55,552	103,444	110,272
Goodwill amortization – capitalization	395	395	790	790
Goodwill amortization – privatization	6,335	6,318	12,653	12,635
Equity	2,302	0	3,090	-
Financing revenues	(41,912)	(17,360)	(74,945)	(35,316)
Financing expenses	32,778	11,789	59,971	22,120
EBITDA	87,721	85,394	186,873	193,528
EBITDA Margin – over Total Revenues	33.6%	25.0%	36.9%	29.4%
EBITDA Margin – over Services Revenues	40.9%	32.4%	42.8%	36.8%

Net Income

During the second quarter, net income was R$18.0 million. Net income per thousand share was R$0.05 compared with 0.06 for the same period in the prior year.

Indebtedness

On June 30, 2004 the debt of the Company was R$62.3 million comparing with net cash and cash equivalent of R$330.9 million.

During the second quarter of 2004, a net financing income of R$5.6 million was recorded, which source is basically related to the reduction of the indebtedness and the remuneration of the cash and cash equivalents.

During this quarter the capital expenditures were R$70.1, totaling R$113.1 million in the semester, which were basically related to the implementation of the GSM overlay.

Capital market

Tele Celular Sul Participações S.A. ended the second quarter of 2004 with its common and preferred shares valuing at Bovespa at R$3.21 and R$3.98 per 1,000 shares, respectively. The book value per share per 1,000 shares was R$2.69.

At the New York stock market (NYSE), the Company’s ADRs (American Depository Receipt) were valued at US$12.90 at the last day of the quarter.

Other Information

As determined by a specific regulation of CVM – Comissão de Valores Mobiliários (381/03) or the Brazilian Securities and Exchange Commission, we inform that for the period of six months ended June 30, 2004, our auditors Ernst & Young Auditores Independentes S.S. or any of its related parties, did not provided other services, except audit services.

Selected Financial Data

	2nd quarter/2003	2nd quarter/2004	1st semester/2003	1st semester/2004
Total subscribers	1,811,681	2,417,793	1,811,681	2,417,793
Pos-paid	526,554	480,316	526,554	480,316
Pre-paid	1,285,127	1,937,477	1,285,127	1,937,477
Estimated population in the region (million)	15.0	15.4	15.0	15.4
Municipalities covered	255	256	255	256
Estimated penetration (TSU)	20%	30%	20%	30%
Investments (million)	R$23.79	R$70.07	R$28.92	R$113.15
Total employees	972	1,035	972	1,035

Group	ITR	Description	Page
01	01	Identification	1
01	02	Head-office	1
01	03	Investor Relations Officer	1
01	04	Quarterly Information/Independent Accountant	1
01	05	Capital composition	2
01	06	Characteristics of the company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Dividends approved and/or paid during and after the quarter	2
01	09	Subscribed capital and changes in current year	3
01	10	Investor Relations Officer	3
02	01	Balance sheet – assets	4
02	02	Balance sheet - liabilities and stockholders' equity	5
03	01	Statements of operations	6
04	01	Notes to the quarterly information	7
05	01	Comments on company performance	37
06	01	Consolidated balance sheet – assets	38
06	02	Consolidated balance sheet - liabilities and stockholders' equity	39
07	01	Consolidated statement of operations	41
08	01	Comments on consolidated performance in the quarter	42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 20, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer